June 12, 2019

Egan Antill
Chief Executive Officer
Paringa Resources Limited
28 West 44th Street, Suite 810
New York, NY 10036

       Re: Paringa Resources Limited
           Form 20-F for the Fiscal Year Ended June 30, 2018
           Filed October 31, 2018
           File No. 001-38642

Dear Mr. Antill:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Eric Scarazzo